NOTIFICATION OF THE REMOVAL FROM LISTING
AND REGISTRATION OF THE STATED SECURITIES

The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on June 26, 2012, pursuant to the provisions of Rule 12d2-2 (a).

[ X ] 17 CFR 240.12d2-2(a)(4) That the
entire class of this security was redeemed or expired on June 14, 2012.

The removal of the Rights to Purchase
Series A Junior Participating Preferred
Stock of Iron Mountain Incorporated is
being effected because the Exchange knows or is reliably informed that on June 14, 2012 all rights pertaining to the entire class of this security were extinguished.

The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended on
June 14, 2012.